

News Release

Alexco Mails Information Circular

April 30, 2018 - Alexco Resource Corp. ("Alexco") (NYSE American:AXU, TSX:AXR) announces that it has mailed a notice of meeting and management information circular to the shareholders of record as of April 20, 2018 in connection with its Annual General Meeting of shareholders to be held at Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, on Thursday, June 7, 2018, at 1:30 p.m. (Pacific Time).

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and the Company's website at www.alexcoresource.com on the Annual General Meeting page.

The Board of Alexco recommends that shareholders vote in favour of all proposed items.

HOW TO VOTE

Registered Holders are asked to return their proxies by June 5, 2018 at 1:30 p.m. (Pacific Time) using one of the following methods:

INTERNET:	Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.
TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.
MAIL:	Complete, date and sign the form of proxy and return it using the envelope enclosed to:
	Computershare Investor Services Inc.
	Attn: Proxy Department 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Beneficial Holders are asked to vote by June 4, 2018 at 1:30 p.m. (Pacific Time) using one of the following methods:

INTERNET:	Vote online at www.proxyvote.com using the control number located on the voting instruction form.	
TELEPHONE:	Canada:	Call 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH).
	United States:	Call 1-800-454-8683
MAIL:	Complete, date and sign the voting instruction form and return it in the return envelope enclosed.	

Your vote is important regardless of the number of shares you own.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778)945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.